Exhibit 99.2
Yucheng Technologies Limited
Reports Financial Results for the Three Month Period Ended March 31, 2007

•	Unaudited revenue increased 39% to US$9.3 Million compared with the same period in 2006

•	Unaudited net income, excluding e-Channels related acquisition amortization, is US$1.0 million, an increase of 34% from the same period in 2006

•	Completed the acquisition of Sunrisk Information Technology Limited, a leading risk management solution and service provider to Chinese banks

•	Launched Point of Sale (POS) merchant acquiring services with our first banking partner, China Merchants Bank, the largest credit card issuer in China

Yucheng Technologies Limited (NASDAQ: YTEC), a China-based leading provider of IT and outsourced services for the Chinese banking industry, today announced company prepared, unreviewed and unaudited financial results for the three month period ended March 31, 2007.

The company reported unaudited revenue of US$ 9.3 million for the 2007 period, an increase of 38.9% over the same period in 2006 which had unaudited revenue of US$ 6.7 million. The increase in revenues reflects strong growth in all of the company's main product offerings - software consulting, e-Channels solutions, maintenance and support as well as system integration.

Excluding amortization expense related to the e-Channels acquisition, the unaudited Q1 net income for the 2007 was US$ 1.0 million, an increase of 34.4% from US$ 0.78 million for the same period in 2006. Unaudited net income including the amortization charge was US$ 0.72 million. The unaudited earning per share for the first three months of 2007 was US$ 0.09 excluding the amortization charge and US$0.06 including it.

"The first three months of each year is typically our slowest quarter but we are pleased to announce that our quarterly result in the first three months of the year reflects a promising growth for 2007,” remarked Mr. Weidong Hong, Yucheng’s CEO. “Our overall business experienced healthy growth. In particular, non-system integration business revenue enjoyed a 37.6% growth compared to that of the same period in 2006. We have strengthened our commitment to risk management, online banking and call center solutions, which we believe will continue to see robust growth. The quarter has also been an exciting period for Yucheng for a number of strategic reasons. On March 14, Yucheng became the first Chinese financial technology company to be listed on NASDAQ Capital Market. The acquisition of Sunrisk brought another strong product and service suite to our existing IT solution and service offerings for our banking clients. We started our partnership with China Merchants Bank to provide POS merchant-acquiring services, which we expect to be a strategic important contributor to our financial performance in 3-5 years.”

Key Unaudited Financial Indicators

The difference between the unaudited non-GAAP net income amounts and GAAP net income amounts set forth is the effect of the amortization expense of intangible assets, which resulted from the accounting treatment of the acquisition of Beijing e-Channels Century Technology Co., Ltd..

(All numbers in US$ thousands, except per-share amounts)

	First Three Month Period 2007	First Three Month Period 2006	Change (%)
Consolidated Revenue	$9,315	$6,705	38.9%
Cost of Revenue	$6,570	$4,625	42.1%
Gross Profit	$2,745	$2,080	32.0%
Total Operating Expenses	$1,548	$1,185	30.7%
Income from Operations	$1,197	$895	33.7%
Non-GAAP Net Income	$1,045	$778	34.4%
Number of Shares-Diluted	11,807,000	3,754,484	214.5%
Non-GAAP EPS Diluted	$0.09	$0.21	(57.1%)
Amortization of Intangible Assets	$323	Nil	N/A
GAAP Net Income	$722	$778	(7.1%)
Number of Shares-Diluted	11,807,000	3,754,484	214.5%
EPS Diluted	$0.06	$0.21	(71.4%)

 Note: The United States dollar amounts in the above table are calculated based on the US$: RMB conversion rate of 7.7342 as of March 31, 2007 and 8.0170 as of March 31, 2006.

The 2007 First Three Month Unaudited Financial Highlights include:

•	Successfully completed and integrated Sunrisk Information Technology Limited, a leading risk management solution and service provider to Chinese banks

•	Won three new contracts with China CITIC Bank, demonstrating a continued ability to expand our business relationships with new and existing clients

•	Launched in partnership with China Merchants Bank, the leading credit card issuer in China, a new business unit to provide Point of Sale (POS) merchant-acquiring outsourced services,

•	Non-System Integration business revenue increased 37.6% over the first three month period of 2007.

Unaudited Financial Results

The first three months of the year is normally the slowest quarter for Yucheng due to the Chinese New Year holiday and Chinese banks formulating their annual IT budget process during this period. Unaudited revenue for the first three month period of 2007 was US$ 9.3 million, an increase of 38.9% compared to the US$ 6.7 million for the same period last year. The breakdown is as follows: US$ 5.8 million, or 62.0% of total unaudited revenue from system integration; and US$ 3.5 million, or 38.0% of total unaudited revenue from non-system integration. The non-system integration revenue continued to grow at 37.6% from the first three month period in 2006 to 2007 maintaining the growth momentum seen in the previous periods.

Unaudited cost of revenues was US$ 6.6 million compared to US$ 4.6 million during the first three month period of last year, representing an increase of 42.1% year-over-year. The unaudited gross profit for the first three month period of 2007 was US$ 2.7 million, up 32.0% compared to the US$ 2.1 million in the same period of 2006.

The overall gross margin was 29.5% for the first three month period of 2007, compared to 31.0% during the same period of 2006. The decrease was mainly due to the increase in system integration revenue in the revenue mix, which has lower gross margin when compared to the non-system integration segments.

Unaudited selling, marketing and general administrative expenses totaled US$ 1.4 million, a 30.5% increase from US$ 1.1 million for the first three month period of last year. The increase was attributable to an increase in staff costs due to higher employee headcount, notably related to the POS merchant acquiring business which was launched in the first three months of 2007. Unaudited research and development expenses increased by 17.3% to US$ 196,022 compared to that in the first three month period of 2006. Research and development expenses were mainly related to investment in developing new and higher margin software products.

Unaudited income from operations was US$ 1.2 million, which increased by 33.7% as compared to US$ 0.9 million for the first three month period of 2006. The operating margin for the first three month period of 2007 was 12.8%, versus 13.4% for the same period in the previous year. The effective tax rate for the same period of 2007 was 10.4%, compared to 10.8% for the same period in 2006.

Excluding amortization charge related to the e-Channels acquisition, the net income for the first three months in 2007 was US$ 1.0 million, representing EPS Diluted of US$ 0.09 compared to a net income of US$ 0.8 million or EPS US$ 0.21 in the same period of 2006. Including the amortization charge, the net income is US$ 0.72 million and EPS is US$ 0.06 for the first three months in 2007. The weighted average number of shares used in the calculation of diluted EPS was 11,807,000 for the first three month period of 2007 compared to 3,754,484 in the same period of 2006.

Business Outlook

"Our management is committed to delivering sustainable and solid growth to our shareholders. We still see heavy IT investment made by Chinese banks in non-branch customer service channels such as web-banking and call centers and risk management practices and expect to see robust demand for our existing product lines for the remainder of 2007,” commented Weidong Hong, CEO of Yucheng. “In addition, we continue our value chain migration into higher margin outsourced businesses by investing in POS merchant-acquiring services in partnership with China Merchants Bank. We expect to build our POS presence quickly without significant negative impacts on our financial results in the near term. Finally, senior management has a positive outlook for the remaining three quarters and remains confident in its abilities to achieve its goals for 2007."

Teleconference Information

Management will conduct a conference call to discuss its financial results for fiscal year 2006 as well as for the three month period ended March 31, 2007 at 8:00 a.m. EST on Tuesday, June 26, 2007. Interested parties may dial toll-free at 1-866-519-4004 if dialing from the States, 1-800-407-1908 if dialing from Canada, or 0-808-234-6646 if dialing from UK. For NetCom or Telecom Users in China, please dial10-800-650-0419 and 10-800-265-0432 respectively. Interested parties in other countries might dial at 65 67357955. Please dial in approximately 10 minutes prior to the start of the call, and provide the conference call ID 4046003 to join.

The record of this call can be accessed and downloaded at www.intercallapac.com/ftp/conf4046003.zip for 48 hours after the end of the call. The webcast can also be accessed at Yucheng’s website at http://www.yuchengtech.com.

About Yucheng Technologies Limited

Yucheng Technologies Limited (YTEC) is a leading IT solution and services provider to the Chinese banking industry. Headquartered in Beijing, China, Yucheng has more than 800 employees and has established an extensive footprint to serve its banking clients nationwide with five subsidiaries and representative offices located in Shanghai, Guangzhou, Xi'an, Xiamen, and Chengdu. Yucheng provides a comprehensive suite of IT solutions and services to Chinese banks ranging from 1) system integration and IT consulting, 2) solutions and software platform, and 3) outsourced operations. Yucheng counts 13 out of the 15 top banks in China as its customers, and is especially strong in banking channel management IT solutions and services, such as web banking and call centers, and risk/performance management solution consulting and implementation service. It has a 70% market share in 2005 in China's web banking application market, calculated based on users according to a third party research report.

Safe Harbor Statement:

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.

For further information, please contact:

In the U.S.A.
Mr. Jim Preissler
Advisor, Investor Relations
Tel: 1-646-383-4832
Email: jpreissler@yuchengtech.com

In Beijing, China
Ms. Wei Peng
Investor Relations
Tel: 8610- 64420533
Email: pengwei@yuchengtech.com

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Income
Years ended March 31, 2007 and 2006

	2007 Q1	2007 Q1	2006 Q1
	USD	RMB	RMB

Revenues:
SI	5,779,576	44,700,398	33,153,236
Non-SI	3,535,305	27,342,752	20,598,326
Total revenues	9,314,881	72,043,150	53,751,562

Cost of revenues	(6,570,048)	(50,814,067)	(37,077,923)
Gross profit	2,744,832	21,229,083	16,673,639

Operating expenses:
Research and development	(196,022)	(1,516,073)	(1,340,115)
Selling and marketing	(428,172)	(3,311,563)	(3,231,035)
General and administrative	(967,103)	(7,479,769)	(5,340,851)
Subsidies and value-added tax refunds	43,184	333,990	415,000
Total operating expenses	(1,548,113)	(11,973,415)	(9,497,001)

Other income (expenses):
Interest income	12,056	93,244	25,527
Interest expense	(41,268)	(319,175)	(206,831)
Equity in loss of affiliates
Other income (expense), net	(390)	(3,013)	(5,262)
Income before income taxes	1,167,118	9,026,724	6,990,072
Income tax expense	(121,668)	(941,004)	(754,319)
Amortization for intangible assets	(323,240)	(2,500,000)	-
Net income	722,210	5,585,720	6,235,753

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets
March 31, 2007

	2007 Q1	2007 Q1
	USD	RMB
Assets

Current assets:
Cash	5,353,349	41,403,871
Trade accounts receivable, net	21,811,230	168,692,415
Inventories	1,401,030	10,835,847
Other current assets	8,539,940	66,049,604
Deferred income taxes	55,287	427,601
Total current assets	37,160,836	287,409,338
Investments in and advances to affiliates	408,753	3,161,376
Office equipment, furniture and motor vehicles	2,090,543	16,168,677
Less: accumulated depreciation	(839,746)	(6,494,759)
Net office equipment, furniture and motor vehicles	1,250,798	9,673,918
Intangible assets, net	4,258,192	32,933,710
Other non-current assets	145,364	1,124,272
Deferred income taxes	18,544	143,426
Goodwill	8,038,136	62,168,556
Total assets	51,280,623	396,614,596

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets (continued)
March 31, 2007

	2007 Q1	2007 Q1
	USD	RMB
Liabilities and owners’ equity

Current liabilities
Short-term loan	2,068,734	16,000,000
Current installment of long-term loan	452,535	3,500,000
Trade accounts payable	6,448,471	49,873,764
Employee and payroll accruals	679,358	5,254,288
Dividends payable to ex-owners	4,803,462	37,150,936
Income taxes payable	121,668	941,004
Other current liabilities	3,928,877	30,386,721
Total current liabilities	18,503,105	143,106,713

Deferred income taxes	684,325	5,292,707
Total liabilities	19,187,430	148,399,420

Owners’ equity
Preferred stock, $0.0001 par value, authorised 2,000,000 shares and none issued;
Common stock, $0.0001 par value, authorised
60,000,000 shares; 9,528,320 shares and none Issued and outstanding as of December 31, 2006 and both of December 31, 2005 and 2004	2,586,076	20,001,229
Additional paid-in capital	22,814,378	176,450,959
Reserves	2,454,700	18,985,144
Retained earnings	4,256,037	32,917,044
Accumulated other comprehensive loss	(17,998)	(139,200)
Total owners’ equity	32,093,193	248,215,176
Total liabilities and owners’ equity	51,280,623	396,614,596